Mail Stop 3561

January 12, 2010

Steven Davis
President
American International Ventures, Inc.
4058 Histead Way
Evergreen, CO 80439

    Re: American International Ventures, Inc.
           Form 10-K for Fiscal Year Ended May 31, 2009
           File No. 000-30368

Dear Mr. Davis:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel and
                            Health Care Services